                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               _________________

                          STATEMENT ON SCHEDULE 14D-1

             Tender Offer Statement Pursuant To Section 14(d)(1) of
                      the Securities Exchange Act of 1934
                               _________________

                           STATEMENT ON SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                   (Amendment No. 2 - Public Storage, Inc.)
                      (Amendment No. 3 - B. Wayne Hughes)
                               _________________

                        PUBLIC STORAGE PROPERTIES, LTD.
                           (Name of Subject Company)
                               _________________

                             Public Storage, Inc.
                                B. Wayne Hughes
                                   (Bidder)
                               _________________

                     Units of Limited Partnership Interest
                         (Title of Class of Securities)
                               _________________

                                      NONE
                     (CUSIP Number of Class of Securities)
                               _________________

                                 DAVID GOLDBERG
                              Public Storage, Inc.
                         701 Western Avenue, 2nd Floor
                        Glendale, California 91201-2397
                                 (818) 244-8080
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                               _________________

                        CALCULATION OF REGISTRATION FEE
================================================================================
       Transaction Valuation*                       Amount of Filing Fee**
--------------------------------------------------------------------------------
            $3,220,000                                       $644

* This Tender Offer Statement on Schedule 14D-1 is being filed in connection with an Offer made by Public Storage, Inc. and B. Wayne Hughes to acquire up to 7,000 of the outstanding units of limited partnership interest (the "Units") of Public Storage Properties, Ltd., a California limited partnership (the "Partnership"). The total value of the transaction was estimated solely for purposes of calculating the filing fee.

  [__] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:  Not Applicable
               Form or Registration No.:
               Filing Party:
               Date Filed:

1)   Name of Reporting Person:  Public Storage, Inc.

   S.S. or I.R.S. Identification No. of Above Person: 95-3551121

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
  [__]
  [__] (a)
_________________________________________________________________________

  [__]
  [__] (b)
_________________________________________________________________________

3)   SEC Use Only
   ______________________________________________________________________

4)   Sources of Funds (See Instructions):   WC

5) [__] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f).

6)   Citizenship or Place of Organization:  California

7) Aggregate Amount Beneficially Owned by Each Reporting Person: 7,683 units of limited partnership interest (see footnote (a) below).

8) [__] Check if the Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions).

9)   Percent of Class Represented by Amount in Row 7:  38.4%

10)  Type of Reporting Person (See Instructions):  CO

---------------
(a) Includes (i) 1,658 Units as to which Public Storage, Inc. has sole voting and dispositive power, (ii) 6,000 Units which Public Storage, Inc. has a currently exercisable option to acquire from B. Wayne Hughes and as to which Public Storage, Inc. currently has sole voting power (pursuant to an irrevocable proxy), which option and proxy expire on November 16, 1998 and
     (iii) 25 Units which Public Storage, Inc. has an option to acquire from B. Wayne Hughes, which option is exercisable at any time on or after July 1, 1998.

1)   Name of Reporting Person:  B. Wayne Hughes

   S.S. or I.R.S. Identification No. of Above Person:

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
  [__]
  [__] (a)
_________________________________________________________________________

  [__]
  [__] (b)
_________________________________________________________________________

3)   SEC Use Only
   ______________________________________________________________________

4)   Sources of Funds (See Instructions):   PF

5) [__] Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f).

6)   Citizenship or Place of Organization:  United States of America

7) Aggregate Amount Beneficially Owned by Each Reporting Person: 6,105 units of limited partnership interest (see footnote (a) below).

8) [__] Check if the Aggregate Amount in Row 7 Excludes Certain Shares (See Instructions).

9)   Percent of Class Represented by Amount in Row 7:  30.5%

10)  Type of Reporting Person (See Instructions):  IN

---------------
(a) Includes (i) 6,000 units of limited partnership interest ("Units") as to which B. Wayne Hughes has sole dispositive power and no voting power; Public Storage, Inc. has a currently exercisable option to acquire these Units and an irrevocable proxy to vote these Units, which option and proxy expire on November 16, 1998, (ii) 25 Units as to which B. Wayne Hughes has sole voting and dispositive power; Public Storage, Inc. has an option to acquire these Units, which option is exercisable at any time on or after July 1, 1998 and
    (iii) 80 Units held by Tamara L. Hughes, B. Wayne Hughes' daughter; Public Storage, Inc. has an option to acquire these Units, which option is exercisable at any time on or after October 1, 1998.

    This Statement on Schedule 14D-1 also constitutes (i) Amendment No. 2 to Statement on Schedule 13D dated November 16, 1995, as previously amended by Amendment No. 1 dated January 1, 1996, filed by Public Storage, Inc., and (ii) Amendment No. 3 to Statement on Schedule 13D dated September 25, 1995, as previously amended by Amendment No. 1 dated November 16, 1995 and Amendment No. 2 dated October 1, 1997, filed by B. Wayne Hughes and Tamara L. Hughes.

Item 1. Security and Subject Companies.
        ------------------------------

        (a) The name of the subject company is Public Storage Properties, Ltd., a California limited partnership (the "Partnership"), and the address of its principal executive office is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397.

        (b) The class of securities to which this Statement relates is the units of limited partnership interest (the "Units") of the Partnership. There are 20,000 outstanding Units. The information set forth under "Introduction" and "The Offer" in the Offer to Purchase dated June 22, 1998 (the "Offer") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

        (c) The information set forth under "Market Prices of Units" in the Offer is incorporated herein by reference.

Item 2. Identity and Background.
        -----------------------

        (a)-(d); (g) This Statement is filed by Public Storage, Inc. (the "Company"), a California corporation and B. Wayne Hughes ("Hughes"). The business address of each is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397. The information set forth under "Background and Purpose of the Offer" in the Offer and Schedule 5 thereto is incorporated herein by reference.

        (e)-(f) During the last five years, neither the Company nor Hughes nor, to the Company's or Hughes' best knowledge, any of the persons identified in response to 2(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contracts, Transactions or Negotiations with the Subject Company.
        ---------------------------------------------------------------------

        (a)-(b) The information set forth in "Background and Purpose of the Offer -- Relationships" and "Certain Related Transactions" in the Offer is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        (a)-(b) The information set forth in "The Offer -- Source of Funds" in the Offer is incorporated herein by reference.

        (c)  Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.
        ----------------------------------------------------------------

        (a)-(g) The information set forth in "Background and Purpose of the Offer," "Special Considerations" and "Effects of Offer on Non-Tendering Unitholders" in the Offer is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.
        ---------------------------------------------

        (a) The Company beneficially owns 7,683 Units which represents approximately 38.4% of the outstanding Units, including (i) 1,658 Units as to which the Company has sole voting and dispositive power, (ii) 6,000 Units which the Company has a currently exercisable option to acquire from Hughes and as to which the Company currently has sole voting power (pursuant to an irrevocable proxy), which option and proxy expire on November 16, 1998 and (iii) 25 Units which the Company has an option to acquire from Hughes, which option is exercisable at any time on or after July 1, 1998. Hughes beneficially owns 6,105 Units which represents approximately 30.5% of the outstanding Units, including (i) 6,000 Units as to which Hughes has sole dispositive power and no voting power; the Company has a currently exercisable option to acquire these Units and an irrevocable proxy to vote these Units, which option and proxy expire on November 16, 1998, (ii) 25 Units as to which Hughes has sole voting and dispositive power; the Company has an option to acquire these Units, which option is exercisable at any time on or after July 1, 1998 and (iii) 80 Units held by Tamara L. Hughes, Hughes' daughter; the Company has an option to acquire these Units, which option is exercisable at any time on or after October 1, 1998. In the aggregate, the Company and Hughes beneficially own 7,763 Units of the Partnership which represents approximately 38.8% of the outstanding Units. To the knowledge of the Company and Hughes, none of the Company's executive officers or directors owns any other Units, except that Carl B. Phelps, an executive officer of the Company, owns 18 Units and Dann V. Angeloff, a director of the Company, owns 41 Units.

        (b) The information set forth in "Market Prices of Units -- General" in the Offer is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        the Subject Company's Securities.
        --------------------------------

        The information set forth in "Background and Purpose of the Offer -- The Company" in the Offer is incorporated herein by reference. There are no other contracts, arrangements, understandings or relationships between the Company or Hughes and any person with respect to any Units of the Partnership, except as described in items 6 and 8 hereof.

Item 8. Persons Retained, Employed or to be Compensated.
        -----------------------------------------------

        The information set forth in "The Offer -- Soliciting Agent" in the Offer is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.
        ---------------------------------------

        Not applicable.

Item 10.  Additional Information.
          ----------------------

        (a)-(e)  Not applicable.

        (f) The Offer and the Letter of Transmittal, Exhibits (a)(1) and (a)(2) hereto, are incorporated herein by reference in their entirety.

Item 11.  Material to be filed as Exhibits.
          --------------------------------

        See Exhibit Index contained herein.

                                   SIGNATURE
                                   ---------


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

                                    PUBLIC STORAGE, INC.



Dated:  June 19, 1998               By:  /s/ HARVEY LENKIN
                                        ---------------------------------
                                        Harvey Lenkin
                                        President


                                        /s/ B. Wayne Hughes
                                        -----------------------------------
                                        B. Wayne Hughes

                                 Exhibit Index
                                 -------------



Exhibit No.
-----------

  (a) (1)  Offer to Purchase dated June 22, 1998.

      (2)  Letter of Transmittal.

      (3)  Form of letters to Unitholders.

  (b) Not applicable.

  (c) Not applicable.

  (d) Not applicable.

  (e) Not applicable.

  (f) Not applicable.